QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.1

STEWART & STEVENSON LLC LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
EMDSI-Hunt Power, L.L.C.	Delaware
Stewart & Stevenson Distributor Holdings LLC	Delaware
Stewart & Stevenson Funding Corp.	Delaware
Stewart & Stevenson Manufacturing Technologies LLC	Delaware
Stewart & Stevenson Material Handling LLC	Delaware
Stewart & Stevenson Petroleum Services LLC	Delaware
Stewart & Stevenson Power Products LLC	Delaware
Stewart & Stevenson Truck Holdings LLC	Delaware
Stewart & Stevenson Canada Inc.	Canada
Stewart & Stevenson de Venezuela, S.A.	Venezuela
Transmisiones Y Embragues, S.A.	Venezuela
Rio Grande Services, S de R.L. de C.V.	Mexico
Stewart & Stevenson de las Americas Colombia Ltda.	Colombia
Stewart & Stevenson Hong Kong Limited	Hong Kong

QuickLinks

  EXHIBIT 21.1
STEWART & STEVENSON LLC LIST OF SUBSIDIARIES